J Sainsbury plc

082-00913

RECEIVED

2007 JAN 31 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office OF the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07020708

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 January 2007

SUPPL

Dear Sir

J Sainsbury Announces: Third Quarter Trading Statement for 12 weeks to 30 December 2006, and New Non-Executive Director for J Sainsbury Plc

Please find enclosed copies of the above announcements made to the London Stock Exchange on 11th January 2007.

Yours sincerely

PP

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED

FEB 0 2 2007

THOMSON
FINANCIAL

11 January 2007

Third Quarter Trading Statement for 12 weeks to 30 December 2006

Good Christmas sales performance, recovery on track

- **Total sales for quarter three up 5.8 per cent (6.8 per cent excluding fuel)**
- **Like-for-like sales for quarter three up 4.2 per cent (5.0 per cent excluding fuel)**
- **Eighth consecutive quarter of like-for-like sales growth**
- **Strong delivery of Christmas offer; over 20 million customers in Christmas week**

Justin King, chief executive, said: "We are pleased to have continued our good sales performance in the third quarter of the year and achieved record sales in the week before Christmas, serving over 20 million customers. Like-for-like sales, excluding fuel, were up 5.0 per cent against a strong third quarter last year. Achieving our eighth consecutive quarter of like-for-like sales growth demonstrates that our recovery remains firmly on track.

"Our grocery inflation in the third quarter was 1.7 per cent, on the back of rising energy and commodity prices evident throughout the grocery market and cost increases in fresh produce. We are committed to retaining the great progress we have made in our price position and we will ensure we remain competitive.

"During the festive period our colleagues worked hard ensuring customers experienced great service and were able to buy the quality, fresh, healthy and tasty products they wanted for Christmas, in store and online. Christmas week online sales this year increased by over 60 per cent. Taste the Difference (TTD), our premium own label range, experienced sales growth of around 20 per cent, and we sold twice as many British organic and TTD turkeys compared to last year.

"We are passionate about helping our customers shop, cook and eat in a health conscious manner. The Wheel of Health is now on the front of over 4,000 products and provides customers with accurate and easy to read information about the nutritional content of the food they are choosing. Customers have told us that they prefer using multiple traffic light information as the colour coded front of pack summary makes it easier for them to make quick decisions about product nutrition when in store. Our sales data and customer feedback shows customers are using this information to choose food that forms a better balanced diet.

"We were delighted to win 13 out of the 25 categories at the Quality Food Awards [3] in November. A further seven of our products were highly commended. In addition, our TTD Vintage Champagne achieved overwhelming sales growth at Christmas after winning the Which? Magazine blind taste test [4]. These successes once again recognise the focus we have placed on ensuring our products are sourced with integrity and made from the highest quality ingredients. As part of our commitment to Fairtrade farmers and their communities, we announced in December that we will become the first UK retailer to convert our entire banana range to be 100% Fairtrade sourced. Our share of the entire Fairtrade banana market will be larger than all the other major supermarkets in the UK combined.

"In the lead up to Christmas we opened eight new supermarkets, including five acquired from Somerfield, completed 11 extensions and refurbished a further seven supermarkets. Our complementary non-food range was introduced in to an additional 12 supermarkets. We also opened four new convenience stores and refurbished or converted another 14. Customer response to these projects has been very positive and sales growth has exceeded our initial expectations.

"Over the last 18 months there has seen a very significant increase in the volume of product being managed through the supply chain. As a result we will be opening a new distribution centre in Northampton this summer and we are implementing a number of changes to our existing centres that will increase capacity and drive operating efficiency.

"Traditionally the next few months are particularly price competitive as customers tighten their belts, and we expect this year to be no different. We are continuing with our plans to ensure we remain competitive. We are investing £70 million in the customer offer, reducing prices on another 1,000 products and strengthening our promotions with 200 half price offers. We are pleased with our progress over Christmas and the results achieved give us good momentum to deliver sales growth as we enter the fourth quarter."

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan

Media
Pip Wood

+44 (0) 20 7695 7162 / 4931 +44 (0) 20 7695 6127

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including fuel (%)				
Total	8.1	7.6	7.8	**5.8**
Lfl	7.1	6.5	6.8	**4.2**
Sales growth excluding fuel (%)				
Total	6.7	8.0	7.5	**6.8**
Lfl	5.7	6.6	6.2	**5.0**

(3) The Quality Food Awards, organised by Checkout and Independent Retail News, were launched in 1979 as a way of rewarding, and encouraging, the development of high quality food products in UK grocery.

(4) Which? Magazine report of the blind taste test results of six professional tasters, published 30 November 2006.

(5) A conference call will take place at 8.45 GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 15 January 2007.

(6) Sainsbury's will announce its fourth quarter trading statement for the 12 weeks to 24 March 2007 on 28 March 2007, and its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

11 January 2007

Third Quarter Trading Statement for 12 weeks to 30 December 2006

Good Christmas sales performance, recovery on track

- **Total sales for quarter three up 5.8 per cent (6.8 per cent excluding fuel)**
- **Like-for-like sales for quarter three up 4.2 per cent (5.0 per cent excluding fuel)**
- **Eighth consecutive quarter of like-for-like sales growth**
- **Strong delivery of Christmas offer; over 20 million customers in Christmas week**

Justin King, chief executive, said: "We are pleased to have continued our good sales performance in the third quarter of the year and achieved record sales in the week before Christmas, serving over 20 million customers. Like-for-like sales, excluding fuel, were up 5.0 per cent against a strong third quarter last year. Achieving our eighth consecutive quarter of like-for-like sales growth demonstrates that our recovery remains firmly on track.

"Our grocery inflation in the third quarter was 1.7 per cent, on the back of rising energy and commodity prices evident throughout the grocery market and cost increases in fresh produce. We are committed to retaining the great progress we have made in our price position and we will ensure we remain competitive.

"During the festive period our colleagues worked hard ensuring customers experienced great service and were able to buy the quality, fresh, healthy and tasty products they wanted for Christmas, in store and online. Christmas week online sales this year increased by over 60 per cent. Taste the Difference (TTD), our premium own label range, experienced sales growth of around 20 per cent, and we sold twice as many British organic and TTD turkeys compared to last year.

"We are passionate about helping our customers shop, cook and eat in a health conscious manner. The Wheel of Health is now on the front of over 4,000 products and provides customers with accurate and easy to read information about the nutritional content of the food they are choosing. Customers have told us that they prefer using multiple traffic light information as the colour coded front of pack summary makes it easier for them to make quick decisions about product nutrition when in store. Our sales data and customer feedback shows customers are using this information to choose food that forms a better balanced diet.

"We were delighted to win 13 out of the 25 categories at the Quality Food Awards (3) in November. A further seven of our products were highly commended. In addition, our TTD Vintage Champagne achieved overwhelming sales growth at Christmas after winning the Which? Magazine blind taste test (4). These successes once again recognise the focus we have placed on ensuring our products are sourced with integrity and made from the highest quality ingredients. As part of our commitment to Fairtrade farmers and their communities, we announced in December that we will become the first UK retailer to convert our entire banana range to be 100% Fairtrade sourced. Our share of the entire Fairtrade banana market will be larger than all the other major supermarkets in the UK combined.

"In the lead up to Christmas we opened eight new supermarkets, including five acquired from Somerfield, completed 11 extensions and refurbished a further seven supermarkets. Our complementary non-food range was introduced in to an additional 12 supermarkets. We also opened four new convenience stores and refurbished or converted another 14. Customer response to these projects has been very positive and sales growth has exceeded our initial expectations.

"Over the last 18 months there has seen a very significant increase in the volume of product being managed through the supply chain. As a result we will be opening a new distribution centre in Northampton this summer and we are implementing a number of changes to our existing centres that will increase capacity and drive operating efficiency.

"Traditionally the next few months are particularly price competitive as customers tighten their belts, and we expect this year to be no different. We are continuing with our plans to ensure we remain competitive. We are investing £70 million in the customer offer, reducing prices on another 1,000 products and strengthening our promotions with 200 half price offers. We are pleased with our progress over Christmas and the results achieved give us good momentum to deliver sales growth as we enter the fourth quarter."

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan

Media
Pip Wood

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including fuel (%)				
Total	8.1	7.6	7.8	**5.8**
Lfl	7.1	6.5	6.8	**4.2**
Sales growth excluding fuel (%)				
Total	6.7	8.0	7.5	**6.8**
Lfl	5.7	6.6	6.2	**5.0**

(3) The Quality Food Awards, organised by Checkout and Independent Retail News, were launched in 1979 as a way of rewarding, and encouraging, the development of high quality food products in UK grocery.

(4) Which? Magazine report of the blind taste test results of six professional tasters, published 30 November 2006.

(5) A conference call will take place at 8.45 GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 15 January 2007.

(6) Sainsbury's will announce its fourth quarter trading statement for the 12 weeks to 24 March 2007 on 28 March 2007, and its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

11 January 2007

Third Quarter Trading Statement for 12 weeks to 30 December 2006

Good Christmas sales performance, recovery on track

- **Total sales for quarter three up 5.8 per cent (6.8 per cent excluding fuel)**
- **Like-for-like sales for quarter three up 4.2 per cent (5.0 per cent excluding fuel)**
- **Eighth consecutive quarter of like-for-like sales growth**
- **Strong delivery of Christmas offer; over 20 million customers in Christmas week**

Justin King, chief executive, said: "We are pleased to have continued our good sales performance in the third quarter of the year and achieved record sales in the week before Christmas, serving over 20 million customers. Like-for-like sales, excluding fuel, were up 5.0 per cent against a strong third quarter last year. Achieving our eighth consecutive quarter of like-for-like sales growth demonstrates that our recovery remains firmly on track.

"Our grocery inflation in the third quarter was 1.7 per cent, on the back of rising energy and commodity prices evident throughout the grocery market and cost increases in fresh produce. We are committed to retaining the great progress we have made in our price position and we will ensure we remain competitive.

"During the festive period our colleagues worked hard ensuring customers experienced great service and were able to buy the quality, fresh, healthy and tasty products they wanted for Christmas, in store and online. Christmas week online sales this year increased by over 60 per cent. Taste the Difference (TTD), our premium own label range, experienced sales growth of around 20 per cent, and we sold twice as many British organic and TTD turkeys compared to last year.

"We are passionate about helping our customers shop, cook and eat in a health conscious manner. The Wheel of Health is now on the front of over 4,000 products and provides customers with accurate and easy to read information about the nutritional content of the food they are choosing. Customers have told us that they prefer using multiple traffic light information as the colour coded front of pack summary makes it easier for them to make quick decisions about product nutrition when in store. Our sales data and customer feedback shows customers are using this information to choose food that forms a better balanced diet.

"We were delighted to win 13 out of the 25 categories at the Quality Food Awards (3) in November. A further seven of our products were highly commended. In addition, our TTD Vintage Champagne achieved overwhelming sales growth at Christmas after winning the Which? Magazine blind taste test (4). These successes once again recognise the focus we have placed on ensuring our products are sourced with integrity and made from the highest quality ingredients. As part of our commitment to Fairtrade farmers and their communities, we announced in December that we will become the first UK retailer to convert our entire banana range to be 100% Fairtrade sourced. Our share of the entire Fairtrade banana market will be larger than all the other major supermarkets in the UK combined.

"In the lead up to Christmas we opened eight new supermarkets, including five acquired from Somerfield, completed 11 extensions and refurbished a further seven supermarkets. Our complementary non-food range was introduced in to an additional 12 supermarkets. We also opened four new convenience stores and refurbished or converted another 14. Customer response to these projects has been very positive and sales growth has exceeded our initial expectations.

"Over the last 18 months there has seen a very significant increase in the volume of product being managed through the supply chain. As a result we will be opening a new distribution centre in Northampton this summer and we are implementing a number of changes to our existing centres that will increase capacity and drive operating efficiency.

"Traditionally the next few months are particularly price competitive as customers tighten their belts, and we expect this year to be no different. We are continuing with our plans to ensure we remain competitive. We are investing £70 million in the customer offer, reducing prices on another 1,000 products and strengthening our promotions with 200 half price offers. We are pleased with our progress over Christmas and the results achieved give us good momentum to deliver sales growth as we enter the fourth quarter."

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan

Media
Pip Wood

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Sales growth is detailed below:

2006/07	Q1	Q2	H1	Q3
Sales growth including fuel (%)				
Total	8.1	7.6	7.8	**5.8**
Lfl	7.1	6.5	6.8	**4.2**
Sales growth excluding fuel (%)				
Total	6.7	8.0	7.5	**6.8**
Lfl	5.7	6.6	6.2	**5.0**

(3) The Quality Food Awards, organised by Checkout and Independent Retail News, were launched in 1979 as a way of rewarding, and encouraging, the development of high quality food products in UK grocery.

(4) Which? Magazine report of the blind taste test results of six professional tasters, published 30 November 2006.

(5) A conference call will take place at 8.45 GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 15 January 2007.

(6) Sainsbury's will announce its fourth quarter trading statement for the 12 weeks to 24 March 2007 on 28 March 2007, and its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

11 January 2007

Third Quarter Trading Statement for 12 weeks to 30 December 2006

Good Christmas sales performance, recovery on track

- **Total sales for quarter three up 5.8 per cent (6.8 per cent excluding fuel)**
- **Like-for-like sales for quarter three up 4.2 per cent (5.0 per cent excluding fuel)**
- **Eighth consecutive quarter of like-for-like sales growth**
- **Strong delivery of Christmas offer; over 20 million customers in Christmas week**

Justin King, chief executive, said: "We are pleased to have continued our good sales performance in the third quarter of the year and achieved record sales in the week before Christmas, serving over 20 million customers. Like-for-like sales, excluding fuel, were up 5.0 per cent against a strong third quarter last year. Achieving our eighth consecutive quarter of like-for-like sales growth demonstrates that our recovery remains firmly on track.

"Our grocery inflation in the third quarter was 1.7 per cent, on the back of rising energy and commodity prices evident throughout the grocery market and cost increases in fresh produce. We are committed to retaining the great progress we have made in our price position and we will ensure we remain competitive.

"During the festive period our colleagues worked hard ensuring customers experienced great service and were able to buy the quality, fresh, healthy and tasty products they wanted for Christmas, in store and online. Christmas week online sales this year increased by over 60 per cent. Taste the Difference (TTD), our premium own label range, experienced sales growth of around 20 per cent, and we sold twice as many British organic and TTD turkeys compared to last year.

"We are passionate about helping our customers shop, cook and eat in a health conscious manner. The Wheel of Health is now on the front of over 4,000 products and provides customers with accurate and easy to read information about the nutritional content of the food they are choosing. Customers have told us that they prefer using multiple traffic light information as the colour coded front of pack summary makes it easier for them to make quick decisions about product nutrition when in store. Our sales data and customer feedback shows customers are using this information to choose food that forms a better balanced diet.

"We were delighted to win 13 out of the 25 categories at the Quality Food Awards (3) in November. A further seven of our products were highly commended. In addition, our TTD Vintage Champagne achieved overwhelming sales growth at Christmas after winning the Which? Magazine blind taste test (4). These successes once again recognise the focus we have placed on ensuring our products are sourced with integrity and made from the highest quality ingredients. As part of our commitment to Fairtrade farmers and their communities, we announced in December that we will become the first UK retailer to convert our entire banana range to be 100% Fairtrade sourced. Our share of the entire Fairtrade banana market will be larger than all the other major supermarkets in the UK combined.

"In the lead up to Christmas we opened eight new supermarkets, including five acquired from Somerfield, completed 11 extensions and refurbished a further seven supermarkets. Our complementary non-food range was introduced in to an additional 12 supermarkets. We also opened four new convenience stores and refurbished or converted another 14. Customer response to these projects has been very positive and sales growth has exceeded our initial expectations.

"Over the last 18 months there has seen a very significant increase in the volume of product being managed through the supply chain. As a result we will be opening a new distribution centre in Northampton this summer and we are implementing a number of changes to our existing centres that will increase capacity and drive operating efficiency.

"Traditionally the next few months are particularly price competitive as customers tighten their belts, and we expect this year to be no different. We are continuing with our plans to ensure we remain competitive. We are investing £70 million in the customer offer, reducing prices on another 1,000 products and strengthening our promotions with 200 half price offers. We are pleased with our progress over Christmas and the results achieved give us good momentum to deliver sales growth as we enter the fourth quarter."

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan

Media
Pip Wood

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Sales growth is detailed below:

2006/07	**Q1**	**Q2**	**H1**	**Q3**
Sales growth including fuel (%)				
Total	8.1	7.6	7.8	**5.8**
Lfl	7.1	6.5	6.8	**4.2**
Sales growth excluding fuel (%)				
Total	6.7	8.0	7.5	**6.8**
Lfl	5.7	6.6	6.2	**5.0**

(3) The Quality Food Awards, organised by Checkout and Independent Retail News, were launched in 1979 as a way of rewarding, and encouraging, the development of high quality food products in UK grocery.

(4) Which? Magazine report of the blind taste test results of six professional tasters, published 30 November 2006.

(5) A conference call will take place at 8.45 GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 15 January 2007.

(6) Sainsbury's will announce its fourth quarter trading statement for the 12 weeks to 24 March 2007 on 28 March 2007, and its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

11 January 2007

Third Quarter Trading Statement for 12 weeks to 30 December 2006

Good Christmas sales performance, recovery on track

- **Total sales for quarter three up 5.8 per cent (6.8 per cent excluding fuel)**
- **Like-for-like sales for quarter three up 4.2 per cent (5.0 per cent excluding fuel)**
- **Eighth consecutive quarter of like-for-like sales growth**
- **Strong delivery of Christmas offer; over 20 million customers in Christmas week**

Justin King, chief executive, said: "We are pleased to have continued our good sales performance in the third quarter of the year and achieved record sales in the week before Christmas, serving over 20 million customers. Like-for-like sales, excluding fuel, were up 5.0 per cent against a strong third quarter last year. Achieving our eighth consecutive quarter of like-for-like sales growth demonstrates that our recovery remains firmly on track.

"Our grocery inflation in the third quarter was 1.7 per cent, on the back of rising energy and commodity prices evident throughout the grocery market and cost increases in fresh produce. We are committed to retaining the great progress we have made in our price position and we will ensure we remain competitive.

"During the festive period our colleagues worked hard ensuring customers experienced great service and were able to buy the quality, fresh, healthy and tasty products they wanted for Christmas, in store and online. Christmas week online sales this year increased by over 60 per cent. Taste the Difference (TTD), our premium own label range, experienced sales growth of around 20 per cent, and we sold twice as many British organic and TTD turkeys compared to last year.

"We are passionate about helping our customers shop, cook and eat in a health conscious manner. The Wheel of Health is now on the front of over 4,000 products and provides customers with accurate and easy to read information about the nutritional content of the food they are choosing. Customers have told us that they prefer using multiple traffic light information as the colour coded front of pack summary makes it easier for them to make quick decisions about product nutrition when in store. Our sales data and customer feedback shows customers are using this information to choose food that forms a better balanced diet.

"We were delighted to win 13 out of the 25 categories at the Quality Food Awards (3) in November. A further seven of our products were highly commended. In addition, our TTD Vintage Champagne achieved overwhelming sales growth at Christmas after winning the Which? Magazine blind taste test (4). These successes once again recognise the focus we have placed on ensuring our products are sourced with integrity and made from the highest quality ingredients. As part of our commitment to Fairtrade farmers and their communities, we announced in December that we will become the first UK retailer to convert our entire banana range to be 100% Fairtrade sourced. Our share of the entire Fairtrade banana market will be larger than all the other major supermarkets in the UK combined.

"In the lead up to Christmas we opened eight new supermarkets, including five acquired from Somerfield, completed 11 extensions and refurbished a further seven supermarkets. Our complementary non-food range was introduced in to an additional 12 supermarkets. We also opened four new convenience stores and refurbished or converted another 14. Customer response to these projects has been very positive and sales growth has exceeded our initial expectations.

"Over the last 18 months there has seen a very significant increase in the volume of product being managed through the supply chain. As a result we will be opening a new distribution centre in Northampton this summer and we are implementing a number of changes to our existing centres that will increase capacity and drive operating efficiency.

"Traditionally the next few months are particularly price competitive as customers tighten their belts, and we expect this year to be no different. We are continuing with our plans to ensure we remain competitive. We are investing £70 million in the customer offer, reducing prices on another 1,000 products and strengthening our promotions with 200 half price offers. We are pleased with our progress over Christmas and the results achieved give us good momentum to deliver sales growth as we enter the fourth quarter."

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan

Media
Pip Wood

Notes

(1) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(2) Sales growth is detailed below:

2006/07	Q1	Q2	H1	Q3
Sales growth including fuel (%)				
Total	8.1	7.6	7.8	**5.8**
Lfl	7.1	6.5	6.8	**4.2**
Sales growth excluding fuel (%)				
Total	6.7	8.0	7.5	**6.8**
Lfl	5.7	6.6	6.2	**5.0**

(3) The Quality Food Awards, organised by Checkout and Independent Retail News, were launched in 1979 as a way of rewarding, and encouraging, the development of high quality food products in UK grocery.

(4) Which? Magazine report of the blind taste test results of six professional tasters, published 30 November 2006.

(5) A conference call will take place at 8.45 GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 15 January 2007.

(6) Sainsbury's will announce its fourth quarter trading statement for the 12 weeks to 24 March 2007 on 28 March 2007, and its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

11 January 2007

New Non-Executive Director For J Sainsbury plc

Sainsbury's today announces the appointment of Val Gooding to its Board as a non-executive director with effect from 11th January 2007. Val (55) is currently Chief Executive of BUPA and also a non-executive director of Standard Chartered plc.

Philip Hampton, chairman of J Sainsbury plc, said: "Val has a wide business background and has been running a large and very successful business focused on consumers and health. She will make a great addition to the Board."

Val Gooding said: "I'm very much looking forward to joining Sainsbury's. It's a great brand which I have observed with interest over the last couple of years and I believe is ideally placed to fulfil customers' increasing concerns over managing a healthy lifestyle."

Jamie Dundas, who has been a non-executive director of J Sainsbury plc for the past six and a half years, will leave the Board next month. Philip Hampton, chairman of J Sainsbury plc, added: "Jamie has made an excellent contribution to the Board over two full terms and has provided very valuable support during a period of significant change."

-Ends-

Notes to editors

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive and Darren Shapland, chief financial officer. Non-executive directors are Jamie Dundas, Bob Stack, John McAdam, Gary Hughes and Anna Ford.
2. Val Gooding was appointed as BUPA's Chief Executive in August 1998. She joined BUPA from British Airways in 1996. Val is a non-executive director of Standard Chartered Bank plc (since January 2005). She is a member of the Council of Warwick University and of the Advisory Board of the Warwick Business School. She is a Trustee of the British Museum, and a non-executive director of the Lawn Tennis Association.
3. Jamie Dundas was appointed to the Board on 1 September 2000.

For enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162/4931

Media
Pip Wood
+44 (0) 20 7695 6127

11 January 2007

New Non-Executive Director For J Sainsbury plc

Sainsbury's today announces the appointment of Val Gooding to its Board as a non-executive director with effect from 11th January 2007. Val (55) is currently Chief Executive of BUPA and also a non-executive director of Standard Chartered plc.

Philip Hampton, chairman of J Sainsbury plc, said: "Val has a wide business background and has been running a large and very successful business focused on consumers and health. She will make a great addition to the Board."

Val Gooding said: "I'm very much looking forward to joining Sainsbury's. It's a great brand which I have observed with interest over the last couple of years and I believe is ideally placed to fulfil customers' increasing concerns over managing a healthy lifestyle."

Jamie Dundas, who has been a non-executive director of J Sainsbury plc for the past six and a half years, will leave the Board next month. Philip Hampton, chairman of J Sainsbury plc, added: "Jamie has made an excellent contribution to the Board over two full terms and has provided very valuable support during a period of significant change."

-Ends-

Notes to editors

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive and Darren Shapland, chief financial officer. Non-executive directors are Jamie Dundas, Bob Stack, John McAdam, Gary Hughes and Anna Ford.
2. Val Gooding was appointed as BUPA's Chief Executive in August 1998. She joined BUPA from British Airways in 1996. Val is a non-executive director of Standard Chartered Bank plc (since January 2005). She is a member of the Council of Warwick University and of the Advisory Board of the Warwick Business School. She is a Trustee of the British Museum, and a non-executive director of the Lawn Tennis Association.
3. Jamie Dundas was appointed to the Board on 1 September 2000.

For enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162/4931

Media
Pip Wood
+44 (0) 20 7695 6127

11 January 2007

New Non-Executive Director For J Sainsbury plc

Sainsbury's today announces the appointment of Val Gooding to its Board as a non-executive director with effect from 11th January 2007. Val (55) is currently Chief Executive of BUPA and also a non-executive director of Standard Chartered plc.

Philip Hampton, chairman of J Sainsbury plc, said: "Val has a wide business background and has been running a large and very successful business focused on consumers and health. She will make a great addition to the Board."

Val Gooding said: "I'm very much looking forward to joining Sainsbury's. It's a great brand which I have observed with interest over the last couple of years and I believe is ideally placed to fulfil customers' increasing concerns over managing a healthy lifestyle."

Jamie Dundas, who has been a non-executive director of J Sainsbury plc for the past six and a half years, will leave the Board next month. Philip Hampton, chairman of J Sainsbury plc, added: "Jamie has made an excellent contribution to the Board over two full terms and has provided very valuable support during a period of significant change."

-Ends-

Notes to editors

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive and Darren Shapland, chief financial officer. Non-executive directors are Jamie Dundas, Bob Stack, John McAdam, Gary Hughes and Anna Ford.
2. Val Gooding was appointed as BUPA's Chief Executive in August 1998. She joined BUPA from British Airways in 1996. Val is a non-executive director of Standard Chartered Bank plc (since January 2005). She is a member of the Council of Warwick University and of the Advisory Board of the Warwick Business School. She is a Trustee of the British Museum, and a non-executive director of the Lawn Tennis Association.
3. Jamie Dundas was appointed to the Board on 1 September 2000.

For enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162/4931

Media
Pip Wood
+44 (0) 20 7695 6127

11 January 2007

New Non-Executive Director For J Sainsbury plc

Sainsbury's today announces the appointment of Val Gooding to its Board as a non-executive director with effect from 11th January 2007. Val (55) is currently Chief Executive of BUPA and also a non-executive director of Standard Chartered plc.

Philip Hampton, chairman of J Sainsbury plc, said: "Val has a wide business background and has been running a large and very successful business focused on consumers and health. She will make a great addition to the Board."

Val Gooding said: "I'm very much looking forward to joining Sainsbury's. It's a great brand which I have observed with interest over the last couple of years and I believe is ideally placed to fulfil customers' increasing concerns over managing a healthy lifestyle."

Jamie Dundas, who has been a non-executive director of J Sainsbury plc for the past six and a half years, will leave the Board next month. Philip Hampton, chairman of J Sainsbury plc, added: "Jamie has made an excellent contribution to the Board over two full terms and has provided very valuable support during a period of significant change."

-Ends-

Notes to editors

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive and Darren Shapland, chief financial officer. Non-executive directors are Jamie Dundas, Bob Stack, John McAdam, Gary Hughes and Anna Ford.
2. Val Gooding was appointed as BUPA's Chief Executive in August 1998. She joined BUPA from British Airways in 1996. Val is a non-executive director of Standard Chartered Bank plc (since January 2005). She is a member of the Council of Warwick University and of the Advisory Board of the Warwick Business School. She is a Trustee of the British Museum, and a non-executive director of the Lawn Tennis Association.
3. Jamie Dundas was appointed to the Board on 1 September 2000.

For enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162/4931

Media
Pip Wood
+44 (0) 20 7695 6127

11 January 2007

New Non-Executive Director For J Sainsbury plc

Sainsbury's today announces the appointment of Val Gooding to its Board as a non-executive director with effect from 11th January 2007. Val (55) is currently Chief Executive of BUPA and also a non-executive director of Standard Chartered plc.

Philip Hampton, chairman of J Sainsbury plc, said: "Val has a wide business background and has been running a large and very successful business focused on consumers and health. She will make a great addition to the Board."

Val Gooding said: "I'm very much looking forward to joining Sainsbury's. It's a great brand which I have observed with interest over the last couple of years and I believe is ideally placed to fulfil customers' increasing concerns over managing a healthy lifestyle."

Jamie Dundas, who has been a non-executive director of J Sainsbury plc for the past six and a half years, will leave the Board next month. Philip Hampton, chairman of J Sainsbury plc, added: "Jamie has made an excellent contribution to the Board over two full terms and has provided very valuable support during a period of significant change."

-Ends-

Notes to editors

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive and Darren Shapland, chief financial officer. Non-executive directors are Jamie Dundas, Bob Stack, John McAdam, Gary Hughes and Anna Ford.
2. Val Gooding was appointed as BUPA's Chief Executive in August 1998. She joined BUPA from British Airways in 1996. Val is a non-executive director of Standard Chartered Bank plc (since January 2005). She is a member of the Council of Warwick University and of the Advisory Board of the Warwick Business School. She is a Trustee of the British Museum, and a non-executive director of the Lawn Tennis Association.
3. Jamie Dundas was appointed to the Board on 1 September 2000.

For enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162/4931

Media
Pip Wood
+44 (0) 20 7695 6127